    As filed with the Securities and Exchange Commission on January 8, 1999.
                                                 Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ----------------

                              CAMDEN PROPERTY TRUST
             (Exact name of registrant as specified in its charter)

                  TEXAS                                      76-6088377
      (State or other jurisdiction                        (I.R.S. Employer
    of incorporation or organization)                    Identification No.)

                        THREE GREENWAY PLAZA, SUITE 1300
                              HOUSTON, TEXAS 77046
                                 (713) 354-2500
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                ----------------

                                RICHARD J. CAMPO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              CAMDEN PROPERTY TRUST
                        THREE GREENWAY PLAZA, SUITE 1300
                              HOUSTON, TEXAS 77046
                                 (713) 354-2500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                ----------------
                                   Copies to:

                                BRYAN L. GOOLSBY
                            LOCKE LIDDELL & SAPP LLP
                          2001 ROSS AVENUE, SUITE 3000
                               DALLAS, TEXAS 75201
                                 (214) 849-5500
                               FAX: (214) 849-5599
                                ----------------

   Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

   If the only securities being registered on this form are being offered pursuant to divided or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

==================================================================================================================
                                         CALCULATION OF REGISTRATION FEE
==================================================================================================================
                                                                           Proposed Maximum
     Title of Shares       Amount to be    Proposed Maximum Aggregate     Aggregate Offering         Amount of
    to be Registered        Registered         Price Per Unit (1)              Price(1)           Registration Fee
------------------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest, par     672,490               $26.3125                  $17,694,893              $4,920
value $.01 per share
==================================================================================================================

(Footnotes from previous page)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low price of the common shares on the New York Stock Exchange on January 7, 1999.

                                 --------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED JANUARY 8, 1999.

PROSPECTUS

                              CAMDEN PROPERTY TRUST
                  672,490 COMMON SHARES OF BENEFICIAL INTEREST
                           (PAR VALUE $.01 PER SHARE)

o This Prospectus relates to our possible issuance of up to 672,490 common shares to ISCO, IFT Properties, Ltd. and Merrill Lynch International Private Finance Limited or any of their permitted transferees (the "Selling Holders") if and to the extent the Selling Holders elect to exchange units of limited liability company interest ("Units") in Oasis Martinique, LLC ("Oasis Martinique") for our common shares.

o ISCO and IFT Properties, Ltd. received a total of 886,022 Units in connection with their contribution of real property assets to Oasis Martinique. ISCO subsequently pledged 575,162 of its Units to Merrill Lynch International Private Finance Limited.

o Beginning on December 25, 1998, each Unit held by the Selling Holders may be exchanged for 0.759 of a common share of Camden Property Trust, or an aggregate of 672,490 of our common shares, subject to adjustment if we split or subdivide our common shares, effect a reverse share split or otherwise combine our outstanding common shares, or pay a share dividend to holders of our common shares. In lieu of issuing common shares upon the exchange of Units, we may, at or election, deliver cash in an amount equal to the market value of an equivalent number of our common shares. The terms and conditions of an exchange of Units are more fully described later in this Prospectus under the heading "Exchange of Units."

o Upon any exchange of Units, our ownership interest in Oasis Martinique will increase.

o We have registered these shares because of registration rights granted to the Selling Holders. We will not receive any proceeds from the issuance of common shares to the Selling Holders, but will acquire the Units currently held by the Selling Holders tendered in exchange for our common shares. We have agreed to pay certain registration expenses in connection with the registration of our common shares.

    Our common shares trade on the New York Stock Exchange under the symbol "CPT." On January 6, 1999, the closing sale price of a common share on the New York Stock Exchange was $26.625.

    To assist us in qualifying as a real estate investment trust ("REIT"), the transfer of our capital shares is restricted, and beneficial ownership by any person is limited to 9.8% of the number of our capital shares. See "Description of Capital Shares--Restrictions on Ownership."

    Our executive offices are located at Three Greenway Plaza, Suite 1300, Houston, Texas 77046, and our telephone number is (713) 354-2500.

    YOU SHOULD CAREFULLY CONSIDER THE MATERIAL RISKS SET FORTH UNDER RISK FACTORS STARTING ON PAGE 3 OF THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 The date of this Prospectus is __________, 1999

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

WHERE YOU CAN FIND MORE INFORMATION.........................................  1
INCORPORATION OF DOCUMENTS BY REFERENCE.....................................  2
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS..................  2
RISK FACTORS................................................................  3
THE COMPANY ................................................................  6
USE OF PROCEEDS.............................................................  7
DESCRIPTION OF CAPITAL SHARES...............................................  7
EXCHANGE OF UNITS........................................................... 10
COMPARISON OF OWNERSHIP OF UNITS AND COMMON SHARES.......................... 11
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS................................... 15
SELLING HOLDERS............................................................. 20
PLAN OF DISTRIBUTION........................................................ 20
LEGAL MATTERS............................................................... 21
EXPERTS..................................................................... 21


                       WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you may read and copy our SEC filings at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005. Our website address is http://www.camdenprop.com.

     This Prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules to the Registration Statement that are excluded from this Prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect or obtain a copy the Registration Statement, including the exhibits and schedules, as described in the previous paragraph.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and the information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this Prospectus and prior to the termination of this offering of our common shares. The documents we are incorporating by reference are:

SEC FILINGS (FILE NO. 1-12110)         PERIOD
------------------------------         ------

Annual Report on Form 10-K             Year ended December 31, 1997
Quarterly Reports on Form 10-Q         Quarters ended March 31, 1998,
                                       June 30, 1998 and September 30, 1998
Current Reports on Form 8-K            Filed on February 5, 1998, April 22, 1998
                                       and July 15, 1998
Form 8-A                               Filed on June 20, 1993

     You may request a copy of these filings at no cost by writing or telephoning G. Steven Dawson, Senior Vice President-Finance and Chief Financial Officer, at the following address and telephone number:

                              Camden Property Trust
                              Three Greenway Plaza
                                   Suite 1300
                              Houston, Texas 77046
                                 (713) 354-2500

     This Prospectus is part of a registration statement that we filed with the SEC. You should rely only on the information incorporated by reference or provided in this Prospectus or in any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this Prospectus and in the documents incorporated by reference in this Prospectus that are based upon the beliefs and assumptions of, and on information available to, management, and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations, capital resources and portfolio performance, and those statements preceded by, followed by or that include the words "may," "will," "could," "should," "believes," "expects," "plans," "seeks," "intends," "estimates", "anticipates" or similar expressions, or by discussions of strategy, plans or intentions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this Prospectus and in the documents incorporated by reference, could affect our future results, and could cause those results to differ materially from those expressed in our forward-looking statements: risks and uncertainties relating to the possible invalidity of the underlying beliefs and assumptions, materially adverse changes in economic conditions in the markets we serve, future conditions in our operating areas, competition from others in the multifamily real estate market, defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction (including construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities), failure to qualify as a REIT under the Internal Revenue Code, environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, government regulation, legislation, population changes and other factors. You are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.

                                  RISK FACTORS

     An investment in our shares involves various risks. You should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus before making a decision to purchase our shares.

POSSIBLE ADVERSE IMPACT OF MARKET CONDITIONS ON MARKET PRICE

     The market value of our shares could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead purchasers of our shares to demand a higher annual yield on the price paid for shares from dividends from us, which could adversely affect the market price of our shares.

UNCERTAINTIES RELATING TO INVESTMENTS IN REAL ESTATE

     General. Real property investments are subject to varying degrees of risk. The yields from equity investments in real estate depend on the amount of income generated and expenses incurred. If our properties do not generate income sufficient to meet operating expenses, debt service and capital expenditures, our ability to make distributions to our shareholders will be adversely affected. Income from properties may be adversely affected by the general economic climate, local conditions (such as oversupply of apartments or a reduction in demand for apartments in the area), the attractiveness of the properties to residents, competition from other available apartments, inability to collect rent from residents, changes in market rental rates, the need to periodically repair, renovate and relet space, and our ability to pay for adequate maintenance and insurance and increased operating costs (including real estate taxes). Our income also would be adversely affected if a significant number of residents were unable to pay rent or apartments could not be rented on favorable terms. Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If a property is mortgaged to secure payment of indebtedness, and if we are unable to meet our mortgage payments, we could sustain a loss as a result of foreclosure on the mortgage. In addition, income from properties and real estate values also are affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

     In the normal course of our business, we continually evaluate a number of potential acquisitions and may acquire additional properties. We cannot assure you, however, that we will have the opportunity to continue to make suitable property acquisitions on terms favorable to us.

     Illiquidity of Real Estate. Real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code places limits on our ability to sell properties that we have held for fewer than four years, which may affect our ability to sell properties without adversely affecting shareholder return.

     Dependence on Geographical Regions. The developed properties in our current portfolio are located in the Southwest, Southeast, Midwest and Western regions of the United States, and consists of multifamily properties. A decline in the economic conditions or the market for apartments in these areas may have an adverse impact on the performance of our portfolio.

     Development Risks. We are subject to the risks of real estate development with respect to the properties we are currently developing. These risks include lack of financing, construction delays, budget overruns and lease-up. We will be subject to similar risks in connection with any future development of other properties.

RISKS DUE TO FINANCING

     No Limitation on Debt and Increased Indebtedness. We currently intend to adhere to a policy of maintaining a debt-to-total-market-capitalization ratio of less than 50%. However, our organizational documents do not limit the amount or percentage of indebtedness that we may incur. Our Board of Trust Managers may therefore change this policy without shareholder approval. Accordingly, we could become more leveraged, resulting in an increased risk of default on our obligations and in an increase in our debt service requirements, both of which could adversely affect our financial condition.

     We have maintained on a quarterly basis a financial structure with no more than 45% total debt to total market capitalization since July 1993. An increase in our total debt to total market capitalization may adversely affect our ability to access debt as well as equity capital markets in the future due to the resulting decreased ability to service debt.

     Debt Financing and Existing Debt Maturities. We are subject to the risks normally associated with debt financing, including the risk that our funds from operations might be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on our properties (which in all cases will not have been fully amortized at maturity) might not be able to be refinanced or that the terms of such refinancing might not be as favorable as the terms of the existing indebtedness.

RESTRICTIONS ON CONTROL OF CERTAIN PROPERTIES

     With respect to a significant number of our properties, we have invested through limited liability companies and limited partnerships in which we own less than a 100% interest and are subject to consent rights of the members or partners with respect to certain major decisions affecting such properties. Although we typically have control of the day-to-day management decisions relating to these partially-owned properties, we have certain fiduciary responsibilities to the other members or partners in those entities that we will need to consider when making decisions that affect those properties. Also, we may acquire interests in some properties that we may be contractually restricted from selling without the consent of unrelated parties.

UNINSURED AND UNDERINSURED LOSSES COULD RESULT IN LOSS OF VALUE OF PROPERTY

     We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to our properties, and management believes such coverage is of the type and amount customarily obtained for or by an owner of real property assets. We intend to obtain similar coverage for properties we acquire in the future. However, there are certain types of losses, generally of a catastrophic nature, such as losses from floods or earthquakes, that may be uninsurable or not economically insurable. Our Board exercises its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance on our investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. All of our properties have been subjected to Phase I or similar environmental audits (which involve inspection without soil sampling or ground water analysis) by independent environmental consultants. None of the environmental audit reports have revealed any significant environmental liability, nor are we aware of any environmental liability with respect to our properties that management believes could have a material adverse effect on our business, assets or results of operations. We cannot assure you that existing environmental studies with respect to such properties reveal all environmental liabilities or that any prior owner of any such property did not create any material environmental condition not known to us.

POTENTIAL EFFECT ON COSTS AND OUR INVESTMENT STRATEGY OF COMPLIANCE WITH LAWS BENEFITTING DISABLED PERSONS

     A number of federal, state and local laws (including the Americans with Disabilities Act of 1990) and regulations exist that may require modifications to existing buildings or restrict certain renovations by requiring improved access to such buildings by disabled persons and may require other structural features that add to the costs of buildings under construction. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled person. The costs of compliance with these laws and regulations may be substantial, and limits or restrictions on construction or completion of certain renovations may limit implementation of our investment strategy in some instances or reduce overall returns on our investments, which could have a material adverse effect on us and our ability to make distributions to our shareholders and pay amounts due on our debt. We believe that the costs of compliance with laws benefitting disabled persons should not have a material adverse effect on us. This conclusion is based on currently available information, and we cannot assure you that further review of our properties, or future legal interpretations or legislative changes, will not significantly increase our costs of compliance.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     We believe that we have operated so as to qualify as a REIT under the Internal Revenue Code since the time of our formation. Although management believes that we are organized and are operating in such a manner, we cannot assure you that we will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources and we must make distributions to shareholders aggregating annually at least 95% of our REIT taxable income (excluding net capital gains). In addition, we cannot assure that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. We are not, however, aware of any currently pending tax legislation that would adversely affect our ability to continue to qualify as a REIT.

     For any taxable year that we fail to qualify as a REIT, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, we would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce our net earnings available for investment or distribution to shareholders because of the additional tax liability for the year or years involved. In addition, distributions would no longer qualify for the dividends paid deduction nor be required to be made. To the extent that distributions to shareholders would have been made in anticipation of our qualifying as a REIT, we might be required to borrow funds or to liquidate certain of our investments to pay the applicable tax.

PROVISIONS THAT COULD LIMIT A CHANGE IN CONTROL OR DETER A TAKEOVER

     In order to maintain our qualification as a REIT, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities). To minimize the possibility that we will fail to qualify as a REIT under this test, our Declaration of Trust authorizes the Board to take such action as may be required to preserve our qualification as a REIT. Our Declaration of Trust, subject to certain exceptions, also provides that no holder may own, or be deemed to own, more than 9.8% of our total outstanding capital shares. These ownership limits, as well as our ability to issue other classes of equity securities, may delay, defer or prevent a change in control and may also deter tender offers for our shares, which offers may be attractive to you, or limit your opportunity to receive a premium for your shares that might otherwise exist if a third party were attempting to effect a change in control transaction. See "Description of Capital Shares--Restrictions on Ownership."

UNCERTAINTIES RELATING TO OUR COMPETITORS

     All of our properties are located in developed areas. There are numerous other multifamily properties and real estate companies within our market areas for residents and development and acquisition opportunities, some of whom may have greater resources than we do. The number of competitive multifamily properties and real estate companies in such areas could have a material effect on our ability to rent apartments, raise or maintain the rents charged and development and acquisition opportunities.

UNCERTAINTIES RELATING TO CHANGES IN POLICIES

     Our major policies, including policies with respect to acquisitions, financings, growth, operations, development, debt capitalization and distributions, are determined by our Board. The Board may from time to time amend or revise these and other policies without a shareholder vote. Accordingly, you will have no control over changes in these and similar policies, and changes in our policies may not fully serve the interest of all shareholders.

                                   THE COMPANY

     Camden Property Trust is a Houston-based REIT that owns, develops, acquires, manages, markets and disposes of multifamily apartment communities in the Southwest, Southeast, Midwest and Western regions of the United States. At September 30, 1998, we owned interests in, operated or were developing 165 multifamily properties containing 56,750 apartment homes located in nine states. Fourteen of our multifamily properties containing 5,680 apartment homes were under development at September 30, 1998. We have several additional sites which we intend to develop into multifamily apartment communities. Additionally, we managed 2,377 apartment homes in six properties for third parties at September 30, 1998.

RECENT TRANSACTIONS

     On April 8, 1998, Oasis Residential Inc. ("Oasis") was merged with and into one of our wholly-owned subsidiaries. In this merger, each then outstanding share of Oasis common stock was exchanged for 0.759 of a common share. Each share of Oasis Series A Cumulative Convertible Preferred Stock outstanding on April 8, 1998 was reissued as a Camden Series A Cumulative Convertible Preferred Share with comparable terms and conditions as previously existed with respect to the Oasis preferred stock. We issued 12,392,893 common shares and 4,165,000 preferred shares in exchange for Oasis's outstanding common and preferred stock, respectively. We assumed approximately $484 million of Oasis debt, at fair value, in the merger. In connection with the merger, we obtained a managing member interest in Oasis Martinique. The remaining interest, comprising 886,022 Units, each of which is exchangeable into 0.759 of a common share, is held by the Selling Holders. Oasis, a Nevada corporation, was a fully integrated REIT headquartered in Las Vegas, Nevada whose business was the operation and development of multifamily residential communities in Las Vegas, Denver and Southern California. As of April 8, 1998, Oasis owned interests in 52 completed multifamily properties, with one additional multifamily property under construction.

     In connection with the merger with Oasis, on June 30, 1998, we completed a transaction in which we transferred into a joint venture investment with a private limited liability company 19 apartment communities previously owned by Oasis, containing 5,119 apartment homes located in Las Vegas, for an aggregate of $248 million. We retained a 20% interest in this limited liability company. This transaction was funded with capital invested by the limited liability company members, the assumption of $9.9 million of existing nonrecourse indebtedness, the issuance of 17 nonrecourse cross collateralized and cross defaulted loans totaling $180 million and the issuance of two nonrecourse second lien mortgages totaling $7 million. We used the net proceeds from this transaction to reduce our outstanding debt by $124 million, including the $9.9 million of existing indebtedness noted above, and set aside $112 million into an escrow account that may be used to make tax-free exchange acquisitions or to further reduce debt if the exchange acquisitions are not completed. We utilized $76.9 million of the escrow funds to purchase two properties, which closed in July 1998. We continue to provide property management services for these assets.

     On April 15, 1997, we acquired, through a tax-free merger, Paragon Group, Inc. ("Paragon"), a Dallas-based multifamily REIT. The acquisition increased the size of our portfolio from 53 to 103 multifamily properties, and from 19,389 to 35,364 apartment homes. Each share of Paragon common stock outstanding on April 15,1997 was exchanged for 0.64 of a common share. In this transaction, we issued
9.5 million common shares in exchange for all of the outstanding shares of Paragon common stock and 2.4 million limited partnership units in Camden Operating, L.P. and assumed approximately $296 million of Paragon debt.

OTHER INFORMATION

     We elected to be taxed as a REIT for federal income tax purposes for our taxable year ended December 31, 1997, and expect to continue to elect such status. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, no assurance can be given that we will continue to qualify as a REIT. Qualification as a REIT involves application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. If in any taxable year we would fail to qualify as a REIT, we would not be allowed a deduction for distributions to shareholders for computing taxable income and would be subject to federal taxation at regular corporate rates. Unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, our ability to make distributions to our shareholders would be adversely affected. See "Risk Factors--Adverse Consequences of Failure to Qualify as a REIT" and "Certain Federal Income Tax Considerations--Failure to Qualify as REIT."

     To ensure that we qualify as a REIT, transfer of our capital shares is subject to certain restrictions, and ownership of outstanding capital shares by any single person is limited to 9.8% of the total number of outstanding shares, subject to certain exceptions. As provided in our Declaration of Trust, any purported transfer in violation of these above-described ownership limitations will be void. See "Risk Factors--Provisions that Could Limit a Change in Control or Deter a Takeover" and "Description of Capital Shares--Restrictions on Ownership."

     Our common shares are listed on the New York Stock Exchange under the symbol "CPT." On December 8, 1998, we announced that our Board of Trust Managers had declared a fourth quarter dividend of $0.505 per common share. On January 15, 1999, dividends will be paid to all holders of record of common shares as of December 22, 1998, and an equivalent amount per unit will be paid to holders of Units of limited liability company interest in Oasis Martinique and units of limited partnership interest in Camden Operating, L.P. This dividend to holders of common shares or units equates to an annualized dividend rate of $2.02 per common share or unit.

     Our preferred shares are listed on the New York Stock Exchange under the symbol "CPTPrA." On December 8, 1998, we announced that our Board of Trust Managers had declared a quarterly dividend on our preferred shares of $0.5625 per share, which is payable on February 15, 1999 to all preferred shareholders of record as of December 22, 1998. This dividend to holders of preferred shares equates to an annualized dividend rate of $2.25 per preferred share.

     We intend to continue making regular quarterly distributions to our shareholders and unitholders. However, distributions depend upon a variety of factors, and there can be no assurance that distributions will be made.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the issuance of common shares to the Selling Holders or from the sale of our common shares by the Selling Holders, but we have agreed to pay certain registration expenses. We will acquire additional Units in exchange for any common shares that we may issue to the Selling Holders under this Prospectus.

                          DESCRIPTION OF CAPITAL SHARES

     Our Declaration of Trust provides that we may issue up to 110,000,000 shares of beneficial interest, par value $.01 per share, consisting of 100,000,000 common shares and 10,000,000 preferred shares. At September 30, 1998, 44,516,149 Common Shares and 4,165,000 Series A Cumulative Convertible Preferred Shares were issued and outstanding.

     The following description of common and preferred shares sets forth certain general terms and provisions of such shares. The statements below describing our shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our Declaration of Trust, Second Amended and Restated Bylaws and Statement of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Shares of Beneficial Interest, each of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON SHARES

     Subject to the provisions of our Declaration of Trust regarding Excess Securities (as defined therein), holders of common shares are entitled to such dividends, in cash, property or shares of beneficial interest, as may be declared from time to time by our Board. We are prohibited from declaring or paying any dividend when we are unable to pay our debts as they become due in the usual course of business or when the payment of such dividend would result in our becoming unable to pay our debts as they become due in the usual course of business. Payment and declaration of dividends on our common shares and our purchase of common shares will be subject to certain restrictions if we fail to pay dividends on our preferred shares. In the event we liquidate, dissolve or wind-up our affairs, holders of common shares will be entitled to share equally and ratably in our assets remaining after provision for liabilities to creditors and payment of liquidation preferences to holders of preferred shares or senior debt securities and subject to the provisions of our Declaration of Trust regarding Excess Securities. Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election or removal of Trust Managers, amendments to our Declaration of Trust, proposals to terminate, reorganize, merge or consolidate or to sell or dispose of substantially all of our property and with respect to certain business combinations. There is no cumulative voting in the election of Trust Managers. We will have perpetual existence unless and until dissolved and terminated. Upon our receipt of lawful payment therefor (including, without limitation, Units of limited liability company interest in Oasis Martinique or units of limited partnership in Camden Operating, L.P. upon redemption), the common shares will, when issued, be fully paid and nonassessable, and will not be subject to redemption except (as described in our Declaration of Trust) as necessary to preserve our status as a REIT. None of our shareholders has preemptive rights to subscribe for additional common shares or other securities except as may be granted by the our Board.

PREFERRED SHARES

     Our Declaration of Trust authorizes 10,000,000 preferred shares. Our Declaration of Trust also authorizes us to issue one or more series of preferred shares, each such series to consist of such number of shares as is determined by resolution of our Board. The preferred shares of each such series will have such designations, preferences, conversion, exchange or other rights, relations, limitations as to dividends, qualifications or terms, or conditions of redemption thereof, as shall be stated by our Board in the resolutions providing for the issuance of such series of preferred shares. The issuance in the future of preferred shares or the designation of authorized but unissued preferred shares with voting and other rights that may be established by our Board in its discretion without shareholder approval may be used by us to create voting impediments or otherwise delay or prevent a change in control.

SERIES A PREFERRED SHARES

     The Series A Preferred Shares are fully paid and nonassessable and no holder of Series A Preferred Shares has any preemptive right to subscribe to any securities. Unless converted into common shares or redeemed, our Series A Preferred Shares have a perpetual term, with no maturity.

     Maturity; Redemption. Our Series A Preferred Shares have no stated maturity, and are not subject to any sinking fund or mandatory redemption. The shares are not redeemable prior to April 30, 2001 after which date, we may, at our option, redeem the shares, in whole or in part, either for (i) the number of common shares equal to the per share liquidation preference of the preferred shares to be redeemed (without regard to any accumulated, accrued and unpaid cash dividends to the date of redemption) divided by $32.4638 (which price is subject to adjustment) or (ii) $25.00 in cash, plus any accumulated, accrued and unpaid dividends.

     Ranking; Liquidation Preference. Our Series A Preferred Shares will rank senior to our common shares with respect to payment of dividends and amounts upon our liquidation, dissolution or winding up. Upon any such event, the holders of Series A Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share plus an amount equal to all accumulated, accrued and unpaid dividends, and no more.

     Dividends. Holders of Series A Preferred Shares will be entitled to receive, when as and if declared by our Board, cumulative cash dividends payable in an amount per share equal to the greater of (i) $0.5625 per quarter (equivalent to $2.25 per annum) or (ii) the cash dividends paid or payable on a number of our common shares equal to the number of common shares into which a Series A Preferred Share is convertible.

     Voting Rights. Holders of our Series A Preferred Shares do not have any voting rights, except if the dividends are in arrears for six or more quarterly periods, in which case such holders may vote for the election of a total of two additional Trust Managers.

     Conversion. Holders of Series A Preferred Shares may convert each of their shares at any time up to the redemption date for such shares into 0.7701 of a common share, subject to adjustment.

RESTRICTIONS ON OWNERSHIP

     For us to qualify as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding capital shares may be owned directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year, and such shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year.

     Because our Board believes it is essential for us to continue to qualify as a REIT, our Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of our total outstanding capital shares. Our Trust Managers are not permitted to waive the 9.8% ownership limit. Any transfer of shares that would: (i) create a direct or indirect ownership of Shares in excess of the 9.8% ownership limit; (ii) result in our shares being owned by fewer than 100 persons; (iii) result in our being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code; or (iv) result in our disqualification as a REIT, will not be valid, and the intended transferee will acquire no rights in the shares, except as provided in the Declaration of Trust regarding Excess Securities.

     Our Declaration of Trust provides that capital shares owned, or deemed to be owned, or transferred to a shareholder in excess of the 9.8% ownership limit will automatically be deemed to be Excess Securities and as such will be deemed to have been transferred to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares may ultimately be transferred without violating this ownership limit. For purposes of this ownership limit, convertible securities will be treated as if such securities had been converted in calculating the ownership limit. While the Excess Securities are held in trust, they will not be entitled to vote (except as required by law), and they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Securities prior to the discovery by us that shares have been transferred in violation of the provisions of our Declaration of Trust must be repaid to us upon demand. The original transferee-shareholder may, at any time the Excess Securities are held by us in trust, transfer the interest in the trust representing the Excess Securities to any individual whose ownership of the shares that have been deemed to be Excess Securities would be permitted under the 9.8% ownership limit, at a price not in excess of the price paid by the original transferee-shareholder for the shares that were exchanged into Excess Securities. Immediately upon the transfer to the permitted transferee, the Excess Securities will automatically be deemed to be shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee-shareholder of any Excess Securities may be deemed, at our option, to have acted as an agent on behalf of us in acquiring the Excess Securities and to hold the Excess Securities on our behalf.

     In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days during the time any Excess Securities are held by us in trust, to purchase all or any portion of the Excess Securities from the original transferee-shareholder at the lesser of the price paid for the shares by the original transferee-shareholder and the market price (as determined in the manner set forth in our Declaration of Trust) of the shares on the date we exercise our option to purchase. The 90-day period begins on the later of the date of the violative transfer or date our Board determines that a violative transfer has been made.

     All certificates representing common and preferred shares will bear a legend referring to the restrictions described above.

     Each shareholder will upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as our Board deems necessary to comply with the provisions of the Internal Revenue Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The 9.8% ownership limit may have the effect of precluding acquisition of control unless our Board and shareholders determine that maintenance of REIT status is no longer in our best interest. See "Risk Factors--Provisions that Could Limit a Change in Control or Deter a Takeover."

SHAREHOLDER LIABILITY

     Our Declaration of Trust provides that no shareholder will be personally or individually liable in any manner whatsoever for any debt, act, omission or obligation incurred by us or our Board. A shareholder shall be under no obligation to us or to our creditors with respect to such shares other than the obligation to pay to us the full amount of the consideration for which such shares were issued or to be issued. By statute, the State of Texas provides limited liability for shareholders of a REIT organized under the Texas Real Estate Investment Trust Act.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company or its successor is the transfer agent and registrar for the common and preferred shares.

                                EXCHANGE OF UNITS

     The description of the exchange rights of a holder of Units provided below does not purport to be complete and is subject to and qualified in its entirety by reference to the Exchange Rights Agreement, dated as of October 23, 1997, among Oasis, Oasis Martinique and the unitholders named therein (the "Exchange Agreement"), and the Amended and Restated Limited Liability Company Agreement of Oasis Martinique, LLC, dated as of October 23, 1997 (the "LLC Agreement"), each of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

     Each unitholder has the right, beginning on December 25, 1998, to require us to acquire all or a portion of the Units held by it in exchange for, at our election, cash or our common shares. No unitholder effecting an exchange of all or a portion of the Units held by it is entitled to tender less than 1,000 Units for exchange at any one time unless such lesser amount is all of the Units then owned by the exchanging holder. As of the date of this Prospectus, the Selling Holders own 886,022 Units. Upon exchange, the exchanging holder will receive either that number of common shares determined by multiplying the number of Units tendered by an adjustment factor or, at our election of an amount of cash equal to the market value of such number of shares. As of the date of this Prospectus, the adjustment factor is 0.759; however, the adjustment factor will be adjusted to account for the economic effect of any (i) split or subdivision of our common shares, (ii) reverse share split or other combination of outstanding common shares or (iii) payment of dividends in our common shares to holders of our common shares. If we elect to deliver cash in lieu of all or any portion of the shares, the exchanging holder will receive shares valued at the average of the daily closing prices for the 10 consecutive business days commencing 15 business days before the date of tender.

     Our acquisition of the Units, whether they are acquired for common shares or cash, will be treated as a sale of the Units to us for federal income tax purposes. See "Certain Federal Income Tax Considerations--Tax Consequences of the Exercise of Exchange Rights."

     An exchanging holder effecting an exchange of all or a portion of the Units held by it must deliver to us an Exercise Notice, substantially in the form of Exhibit B to the Exchange Agreement. Within 10 business days after our receipt of the Exercise Notice, we will deliver a Response Notice in the form of Exhibit A to the Exchange Agreement. On the twelfth business day after the date we receive an Exercise Notice, we will deliver to the exchanging holder the number of common shares to be exchanged or, at our election, cash, each in an amount determined as described above. The common shares to be delivered will be duly authorized, validly issued, fully paid and nonassessable shares, free of any pledge, lien, encumbrance or restriction, other than those provided in our Declaration of Trust, any claim pledge, lien, encumbrance or restriction contained in an agreement to which the exchanging holder is a party or otherwise imposed as a result of actions taken by the unitholder. We will pay any documentary, stamp or similar issue or transfer tax due on the issue of common shares upon exchange other than any tax that is due because such shares are to issued in a name other than that of the exercising holder.

     Prior to the date that we receive the Exercise Notice, the exercising holder will be treated as the holder of the tendered Units for all purposes of the LLC Agreement, and will have no rights as a holder of our common shares. If such date is a record date for the payment of a dividend, the exercising unitholder will be treated as a holder of any common shares issuable pursuant to the Exchange Agreement and not as a unitholder. As of such date, the unitholder will, with certain exceptions, have no further claim or interest in the tendered Units.

                               COMPARISON OF OWNERSHIP OF UNITS AND COMMON SHARES

                  OASIS MARTINIQUE                                            CAMDEN PROPERTY TRUST

                                      FORM OF ORGANIZATION AND ASSETS OWNED

Oasis Martinique was organized as a Delaware limited      Camden Property Trust is a Texas real estate investment
liability company. Oasis Martinique owns the Villa        trust. We have elected to be taxed as a REIT under the
Martinique apartment community in Orange, California.     Internal Revenue Code and intend to maintain our
                                                          qualification as a REIT. At September 30, 1998, we owned
                                                          interests in, operated or were developing 165 multifamily
                                                          properties containing 56,750 apartment homes located in nine states. Fourteen of our multifamily properties containing
                                                          5,680 apartment homes were under development at September
                                                          30, 1998. We have several additional sites which we intend to develop into multifamily apartment communities.
                                                          Additionally, we managed 2,377 apartment homes in six
                                                          properties for third parties at September 30, 1998.


                                                    PURPOSE

Oasis Martinique's purpose is to own, manage, operate,    Under our Declaration of Trust, we may purchase, hold,
maintain, improve, encumber, sell or otherwise dispose    lease, manage, sell, exchange, develop, subdivide and
of, Villa Martinique and any other apartment buildings    improve real property and interests in real property, and,
or communities acquired by Oasis Martinique and to        in general, carry on any other business and do any other act
ultimately distribute funds.                              in connection with the foregoing and have and exercise all powers conferred by the laws of the State of Texas upon real restate investment trusts formed under the Texas Real Estate
                                                          Investment Trust Act.

                                               ADDITIONAL EQUITY

As the managing member of Oasis Martinique, Camden        Subject to applicable New York Stock Exchange Rules, our
Property Trust may determine that Oasis Martinique        Board may issue, in its discretion, additional common or
requires additional funds and contribute such funds in    preferred shares, so long as the total number of shares
exchange for capital contributions. The LLC Agreement     issued does not exceed the authorized number of shares set
provides that no additional member may be admitted as     forth in our Declaration of Trust (100,000,000 common shares
a member of Oasis Martinique, except upon the             and 10,000,000 preferred shares).
acquisition of a member's interest in Oasis Martinique,
and only upon our consent. The LLC Agreement also
provides that no additional Units will be issued.

                                              MANAGEMENT CONTROL

All management powers over the business and affairs of    Our Board of Trust Managers has exclusive control over our
Oasis Martinique are vested in Camden Property Trust      business affairs subject only to the applicable provisions
as the managing member. No non-managing member has any    of Texas law and the provisions of our Declaration of Trust
right to participate in or exercise control or            and Bylaws.
management power over the business and affairs of Oasis
Martinique, except for certain action that require the
consent of the non-managing members. See "--Voting
Rights" below.

                     OASIS MARTINIQUE                                               CAMDEN PROPERTY TRUST

                                                     FIDUCIARY DUTIES

Under Delaware law, Camden Property Trust, as the managing       Under Texas law, our Board of Trust Managers must perform
member of Oasis Martinique, is accountable to Oasis              their duties in good faith and in a manner that they
Martinique as fiduciary and, consequently, is required to        reasonably believe to be in our best interests. Trust
exercise good faith and integrity in all of its dealings         Managers who act in such a manner generally will not be
with respect to Oasis Martinique's affairs. The LLC              liable to us for monetary damages by reason of being a
Agreement generally provides that we will incur no liability     member of the Board of Trust Managers.
to Oasis Martinique or any non-managing member for losses
sustained or liabilities incurred as a result of errors in
judgment or of any act or omission if we acted in good
faith. In addition, we are not responsible for any
misconduct or negligence on the part of our officers,
directors or other agents provided we appointed such agents
in good faith. We may consult with legal counsel,
accountants, appraisers, management consultants investment
bankers and other consultants and advisors, and any action
we take or omit to take in reliance upon their opinion, as
to matters that we reasonably believe to be within their
professional or expert competence, will be conclusively
presumed to have been done or omitted in good faith and in
accordance with their opinion.

                                         MANAGEMENT LIABILITY AND INDEMNIFICATION

Oasis Martinique has agreed to indemnify each member and its     Our Trust Managers and officers will be indemnified against
partners, directors, officers, employees or agents, which        judgments, fines, penalties, amounts paid in settlement and
includes Camden Property Trust and our Trust Managers and        claims imposed upon or asserted against them as provided in
officers, from and against all losses arising from any           the Texas Real Estate Investment Trusts Act and our
actions that relate to the operations of property of Oasis       Declaration of Trust and Bylaws. Such indemnification covers
Martinique, except (i) for fraud, willful misconduct, gross      all costs and expenses reasonably incurred by such officer
negligence or knowing violations of the law or (ii) for any      or Trust Manager. Our Board, by a majority vote of a quorum
transaction for which such indemnitee received an improper       (or, if unavailable, a committee) of disinterested Trust
person benefit in violation or breach of any provision of        Managers or, under certain circumstances, independent
the LLC Agreement or applicable law.                             counsel appointed by the Board, must determine that the
                                                                 Trust Manager or officer seeking indemnification acted in
                                                                 good faith while reasonably believing, in the case of
                                                                 conduct in an official capacity, that such conduct was in
                                                                 our best interests or, in all other cases, that such conduct was at least not opposed to our best interests and, in the case of any criminal proceeding, that such person had no
                                                                 reasonable belief that such conduct was unlawful. If the
                                                                 person involved is not a Trust Manager or officer, our Board may cause us to indemnify to the same extent allowed for
                                                                 Trust Managers and officers such person who was or is a
                                                                 party to a proceeding, by reason of the fact that such
                                                                 person is or was our employee or agent, or is or was serving at our request as a Trust Manager, officer, employee or
                                                                 agent of another corporation, partnership, joint venture,
                                                                 trust employee benefit plan or other enterprise.

                     OASIS MARTINIQUE                                               CAMDEN PROPERTY TRUST

                                                ANTI-TAKEOVER PROVISIONS

Except in limited circumstances (See "-Voting Rights"            Our Declaration of Trust and Bylaws contain a number of
below), we have exclusive management power over the business     provisions that may have the effect of delaying or
and affairs of Oasis Martinique. Accordingly, we may hinder      discouraging an unsolicited proposal for our acquisition or
the ability of Oasis Martinique to engage in a merger            the removal of incumbent management, including, among
transaction or other business combination. We may not be         others, (1) authorized capital shares that may be issued as
removed as managing member by the other members with or          preferred shares in the discretion of our Board, with
without cause. Under the LLC Agreement, we must obtain the       superior voting rights to the common shares, (2) provisions
consent of non-managing members holding 80% of the               designed to avoid concentration of share ownership in a
outstanding Units prior to entering into certain merger          manner that would jeopardize our status as a REIT under the
transactions. These limitations may have the effect of           Internal Revenue Code and (3) provisions that, under certain
hindering the ability of Oasis Martinique to enter into          circumstances, the affirmative vote of the holders of not
certain business combinations. A non-managing member is          less than 80% of our outstanding capital shares is required
restricted in its right to transfer Units without our            for the approval or authorization of certain business
consent. Also, on and after the date on which the                combinations.
non-managing members hold less than 88,602 Units, we have
the right to acquire all of the outstanding Units held by
the non-managing members.

                                                      VOTING RIGHTS

Under the LLC Agreement, the non-managing members have           At each annual meeting of shareholders, shareholders elect
voting rights only as to specified matters, including (1)        our Trust Managers.
dissolving or liquidating Oasis Martinique, (2) filing a
petition for relief or otherwise commencing a case with          Texas law requires that certain major corporate
respect the Oasis Martinique, (3) consenting to the entry of     transactions, including most amendments to our Declaration
an order for relief in an involuntary case with respect to       of Trust, may not be consummated without shareholder
Oasis Martinique, (4) consenting to the appointment of a         approval. All common shares have one vote per share and our
guardian of Oasis Martinique for all or substantially all of     Declaration of Trust permits the Board to classify and issue
its property, (5) making a general assignment for the            preferred shares in one or more series having voting power
benefit of creditors of Oasis Martinique, (6) causing Oasis      which may differ from that of the common shares. See
Martinique to merge or consolidate with or sell or otherwise     "Description of Capital Shares."
dispose of all or substantially all of its assets to any
other person, except in a transaction or series of
transactions described in Section 1031 of the Internal
Revenue Code, (7) commingling the assets of Oasis Martinique with those of any other person, (8) causing Oasis Martinique to guarantee or become obligated for the debts of any other
person or hold out Oasis Martinique's credit as being
available to satisfy obligations of others, (9) causing
Oasis Martinique to pledge or otherwise encumber its assets
for the benefit of any other person, (10) amending,
modifying or terminating the LLC Agreement other than to
reflect the admission, substitution, termination or
withdrawal of members, (11) subject to certain rights of
transfer provided in the LLC Agreement, transferring or
approving or acquiescing in the transfer of the membership
interest of the managing member, or admit into Oasis
Martinique any successor managing member, (12) entering a
decree of judicial dissolution of Oasis Martinique or (13)
having any subsidiary of Oasis Martinique. The non-managing
members do not otherwise have the right to vote on decisions relating to the operations or management of Oasis
Martinique.

                     OASIS MARTINIQUE                                               CAMDEN PROPERTY TRUST

                                                  LIABILITY OF INVESTORS

Under the LLC Agreement and Delaware law, the liability of       Under Texas law, shareholders are not liable for our debts
non-managing members for the debts and obligations of Oasis      or obligations.
Martinique is generally limited to the amount of their
investment in Oasis Martinique, together with their interest in any undistributed income.

                                                        LIQUIDITY

Non-managing members may not generally transfer their Units      Shares issued pursuant to this Prospectus will be freely
without our consent.                                             transferable, subject to prospectus delivery and other
                                                                 requirements of the Securities Act of 1933.

                                                                 Our common shares are listed on the New York Stock Exchange.
                                                                 The breadth and strength of this secondary market will
                                                                 depend, among other things, upon the number of shares
                                                                 outstanding, our financial results and prospects, the
                                                                 general interest in our and other real estate investments, and our dividend yield compared to that of other debt and
                                                                 equity securities.

                                                  DISTRIBUTION RIGHTS

Under the LLC Agreement, Oasis Martinique makes quarterly        Holders of our common shares are entitled to such dividends
distributions to non-managing members as generally described     as may be legally declared from time to time by our Board.
below:                                                           In order for us to qualify as a REIT, we are required to
                                                                 distribute with respect to each taxable year dividends
o    an amount per Unit equal to the cash dividend a             (other than capital gain dividends) to our shareholders in
     unitholder would have received if its Units had been        an aggregate amount at least equal to (i) the sum of (A) 95%
     exchanged for Camden common shares; and                     of our "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B)
o    an amount to all non-managing members equal to 5% of        95% of the net income (after tax), if any, from foreclosure
     Oasis Martinique's net cash flow in excess of $6.6          property, minus (ii) the sum of certain items of non-cash
     million, payable to each non-managing member in             income.
     proportion to its Unit holdings; and

o an amount to all non-managing members equal to 1% of any remaining net cash flow, payable to each non-managing member in proportion to its Unit holdings.

                                                       TAXES

Oasis Martinique itself is not subject to federal income         Distributions made by us to our taxable domestic
taxes. Instead, each unitholder includes its allocable share     shareholders out of current or accumulated earnings and
of Oasis Martinique's taxable income or loss in determining      profits will be taken into account by them as ordinary
its individual federal income tax liability. Cash                income. Distributions that are designated as capital gain
distributions from Oasis Martinique are not taxable to a         dividends generally will be taxed as gains from the sale or
unitholder except to the extent they exceed such holder's        disposition of a capital asset. Distributions in excess of
basis in its interest in Oasis Martinique (which will            current or accumulated earnings and profits will be treated
include such holder's allocable share of Oasis Martinique        as a non-taxable return of basis to the extent of a
non-recourse debt).                                              shareholder's adjusted basis in its common shares, with the excess taxed as capital gain. See "Certain Federal Income
Income and loss from Oasis Martinique generally is subject       Tax Considerations."
to the "passive activity" limitations. Under the "passive
activity" rules, income and loss from Oasis Martinique that      Dividends paid by us will be treated as "portfolio" income
is considered "passive income" generally can be offset           and cannot be offset with losses from "passive activities."
against income and loss from other investments that
constitute "passive activities."                                 Shareholders who are individuals generally will not be
                                                                 required to file state income tax returns and/or pay state
Unitholders are required, in some cases, to file state           income taxes outside of their state of residence with
income tax returns and/or pay state income taxes in the          respect to our operations and distributions. We may be
states in which Oasis Martinique owns property, even if they     required to pay state income taxes in certain states.
are not residents of those states.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material federal income tax considerations to us based on current law, is not tax advice and is for general information only. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to a particular prospective holder of common shares in light of its individual investment or tax circumstances; nor does it deal with particular types of holders that are subject to special treatment under the Internal Revenue Code, such as insurance companies, financial institutions and broker-dealers. The Internal Revenue Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO YOUR SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON SHARES AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     We have elected to be taxed as a REIT under the Internal Revenue Code. We believe that we have been organized, have operated and will operate in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code. No assurance can be given, however, that such requirements will be met in the future.

TAX CONSEQUENCES OF THE EXERCISE OF EXCHANGE RIGHTS

     If you exercise your right to require us to acquire all or part of your Units, your disposition of Units in exchange for common shares or cash (an "Exchange") will be a fully taxable transaction, and you will generally recognize gain in an amount equal to the value of the common shares and the amount of cash received pursuant to the Exchange, plus the amount of liabilities of Oasis Martinique allocable to the Units being exchanged, less your tax basis in such Units. However, in the event that we pay you cash for some of your Units and we receive such cash from Oasis Martinique in order to make such payment to you, it is possible that such payment will be treated for federal income tax purposes as a redemption by Oasis Martinique of the Units you exchange for cash, in which case you would recognize gain only to the extent the cash received for such Units, plus the amount of any reduction of Oasis Martinique liabilities allocable to you, exceed your adjusted tax basis in all of your Units prior to such payment. The recognition of any loss resulting from an Exchange is subject to a number of limitations set forth in the Internal Revenue Code. The character of any such gain or loss as capital or ordinary will depend on the nature of the assets of Oasis Martinique at the time of the Exchange.

FEDERAL INCOME TAXATION OF THE COMPANY

     If and as long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on that portion of our ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct dividends paid to our shareholders. This deduction for dividends paid to shareholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that usually results from investments in a corporation.

     Even if we qualify for taxation as a REIT, we will be subject to federal income tax, however, as follows:

          First, we will be taxed at regular corporate rates on our undistributed REIT taxable income, including undistributed net capital gains.

          Second, under certain circumstances, we may be subject to the "alternative minimum tax" as a consequence of our items of tax preference to the extent that such tax exceeds our regular tax.

          Third, if we have net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

          Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, but excluding foreclosure property), such income will be subject to a 100% tax.

          Fifth, if we should fail to satisfy certain gross income tests, but have nonetheless maintained our qualification as a REIT because certain other requirements had been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail such tests, multiplied by a fraction intended to reflect our profitability.

          Sixth, if we fail to distribute during each year at least the sum of
     (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distributions over the distributed amount.

          Seventh, if we should acquire any asset from a C corporation (i.e., a corporation subject to full corporate-level tax) in a carryover-basis transaction and we subsequently recognize gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which we acquired the asset, then the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) our adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the Internal Revenue Service.

FAILURE TO QUALIFY AS A REIT

     If we fail to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, and subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limit on such income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As used below, the term "U.S. Shareholder" means a holder of common shares of who (for United States federal income tax purposes):

     o    is a citizen or resident of the United States;

     o is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise;

     o is an estate the income of which is subject to United States federal income taxation regardless of its source; or

     o is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, will also be considered U.S. Shareholders.

     Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. Shareholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred shares and then to common shares.

     To the extent that we make distributions, other than capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the adjusted basis which each U.S. Shareholder has in its shares for tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder's adjusted basis in its shares will be taxable as capital gains (provided that the shares have been held as a capital asset) and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. Shareholders as gains (to the extent that they do not exceed our actual net capital gain for the taxable year) from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on certain designations, if any, which we may make, these gains may be taxable to non-corporate U.S. Shareholders at a 20% or 25% rate. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income. For a discussion of the manner in which that portion of any dividends designated as capital gain dividends will be allocated among the holders of our preferred and common shares, see "Description of Capital Shares."

     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. Shareholder of our shares will not be treated as passive activity income. As a result, U.S. Shareholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under certain circumstances.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. Shareholder generally would:

     o include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount that is includable);

     o be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. Shareholder's long-term capital gains;

     o    receive a credit or refund for the amount of tax deemed paid by it;

     o increase the adjusted basis of its common shares by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     o in the case of a U.S. Shareholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the Internal Revenue Service.

DISPOSITIONS OF COMMON SHARES

     If you are a U.S. Shareholder and you sell or dispose of your common shares, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common shares as a capital asset and will be long-term capital gain or loss if you have held the common shares for more than one year. In general, if you are a U.S. Shareholder and you recognize loss upon the sale or other disposition of common shares that you have held for six months or less (after applying certain holding period rules), the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     We report to our U.S. Shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status. See "--Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The Internal Revenue Service has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code (generally, common shares, the acquisition of which was financed through a borrowing by the tax exempt shareholder) and the shares are not otherwise used in a trade or business, dividend income from us will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute UBTI unless a tax-exempt shareholder has held its shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in its trade or business.

     For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any trust that:

     o    is described in Section 401(a) of the Internal Revenue Code;

     o    is tax-exempt under Section 501(a) of the Internal Revenue Code; and

     o    holds more than 10% (by value) of the interests in the REIT.

Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     A REIT is a "pension held REIT" if:

     o it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts will be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself); and

     o either at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, holds in the aggregate more than 50% (by value) of the interests in the REIT.

     The percentage of any REIT dividend treated as UBTI is equal to the ratio of:

     o the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to

     o    the total gross income of the REIT.

     A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts.

TAXATION OF NON-U.S. SHAREHOLDERS

     The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of common shares by persons that are not U.S. Shareholders ("Non-U.S. Shareholders"). In general, Non-U.S. Shareholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our common shares, except to the extent reduced or eliminated by an income tax treaty between the United States and the Non-U.S. Shareholder's country. A Non-U.S. Shareholder who is a shareholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-U.S. Shareholders should consult their own tax advisors concerning the federal income tax consequences to them of an acquisition of common shares, including the federal income tax treatment of dispositions of interests in us and the receipt of distributions from us.

OTHER TAX CONSEQUENCES

     We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our shareholders may be subject to state or location taxation in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and locate tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws on a disposition of Units or an investment in our shares.

                                 SELLING HOLDERS

     As of December 31, 1998 the only Selling Holders were ISCO, IFT Properties, Ltd. and Merrill Lynch International Private Finance Limited, whose only material relationship with us has been the formation of Oasis Martinique and the ownership of the Units. As of December 31, 1998, the only securities of Camden Property Trust beneficially owned by the Selling Holders were 886,022 Units. Each Unit may be exchanged for 0.759 of a common share, subject to adjustment if we split or subdivide our common shares, effect a reverse share split or otherwise combine our outstanding common shares, or pay a share dividend to holders of our common shares. In lieu of issuing common shares upon the exchange of the Units, we may, at our option, issue cash in an amount equal to the market value of an equivalent number of common shares. Assuming the exchange of each Unit for 0.759 of a common share, the maximum number of common shares that may be sold by the Selling Holders is 672,490 shares.

     Since the Selling Holder(s) may sell all, some or none of their shares, no estimate can be made of the aggregate number of shares that are to be offered by the Selling Holders hereby or that will be owned by each Selling Holder upon completion of the offering to which this Prospectus relates.

     Pursuant to the Exchange Agreement and the LLC Agreement, the Selling Holders may transfer Units under certain circumstances. Such transferees of the Units may also be Selling Holders under this Prospectus. One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act of 1933 to set forth the required information regarding any additional Selling Holders.

                              PLAN OF DISTRIBUTION

     This Prospectus relates to (i) our possible issuance of common shares if, and to the extent that, holders of Units tender such Units for exchange and (ii) the offer and sale from time to time of any shares that may be issued to such unitholders. We have registered the shares for sale to provide the holders thereof with freely tradable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the holders thereof.

     We will not receive any proceeds from the offering by the Selling Holders or from the issuance of common shares to unitholders upon receiving a notice of exchange (but we may acquire from such holders the Units tendered). Our common shares may be sold from time to time to purchasers directly by any of the Selling Holders. Alternatively, the Selling Holders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Holders and/or the purchasers of shares for whom they may act as agent. The sale of the shares by Selling Holders may be effected from time to time in one or more negotiated transactions at negotiated prices or in transactions on any exchange or automated quotation system on which the securities may be listed or quoted. The Selling Holders and any dealers or agents that participate in the distribution of our common shares may be deemed to be underwriters within the meaning of the Securities Act of 1933 and any profit on the sale of our common shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under such Act.

     In order to comply with certain states securities laws, if applicable, the common shares will not be sold in a particular state unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     One or more supplemental prospectuses will be filed pursuant to Rule 424 under the Securities Act of 1933 to describe any material arrangements for the distribution of the shares when such arrangements are entered into by the Selling Holders and any broker-dealers that participate in the distribution of our common shares.

                                  LEGAL MATTERS

     Certain legal matters relating to the validity of the common shares offered hereby will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas.

                                     EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated in this Prospectus by reference from the Annual Report on Form 10-K of Camden Property Trust for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 672,490 Shares



                                 CAMDEN PROPERTY
                                      TRUST


                                Common Shares of
                               Beneficial Interest
                           (Par Value $.01 Per Share)



                             -----------------------

                                   PROSPECTUS

                             -----------------------



     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR IN DOCUMENTS THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

     THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ON ANY DATE AFTER THE DATE ON THE PROSPECTUS, EVEN THOUGH THIS PROSPECTUS IS DELIVERED OR SHARES ARE SOLD PURSUANT TO THIS PROSPECTUS ON A LATER DATE.





                                 ________, 1999

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the offering contemplated by this Registration Statement:

Registration Fee...................................................   $ 4,920
Accounting Fees and Expenses........................................    5,000
Legal Fees and Expenses.............................................    5,000
Miscellaneous.......................................................    2,080
                                                                      -------
Total...............................................................  $17,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (B) of Section 9.20 of the Texas Real Estate Investment Trust Act, as amended (the "Act"), empowers a real estate investment trust to indemnify any person who was, is, or is threatened to be made a named defendant or respondent in any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, or any inquiry or investigation that can lead to such an action, suit or proceeding because the person is or was a trust manager, officer, employee or agent of the real estate investment trust or is or was serving at the request of the real estate investment trust as a trust manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another real estate investment trust, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise against expenses (including court costs and attorney fees), judgments, penalties, fines and settlements if he conducted himself in good faith and reasonably believed his conduct was in or not opposed to the best interests of the real estate investment trust and, in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

     The Act further provides that, except to the extent otherwise permitted by the Act, a person may not be indemnified in respect of a proceeding in which the person is found liable on the basis that personal benefit was improperly received by him or in which the person is found liable to the real estate investment trust. Indemnification pursuant to Subsection (B) of Section 9.20 of the Act is limited to reasonable expenses actually incurred and may not be made in respect of any proceeding in which the person has been found liable for willful or intentional misconduct in the performance of his duty to the real estate investment trust.

     Subsection (C) of Section 15.10 of the Act provides that a trust manager will not be liable for any claims or damages that may result from his acts in the discharge of any duty imposed or power conferred upon him by the real estate investment trust, if, in the exercise of ordinary care, he acted in good faith and in reliance upon information, opinions, reports, or statements, including financial statements and other financial data, concerning the real estate investment trust, that were prepared or presented by officers or employees of the real estate investment trust, legal counsel, public accountants, investment bankers, or certain other professionals, or a committee of trust managers of which the trust manager is not a member. In addition, no trust manager shall be liable to the real estate investment trust for any act, omission, loss, damage, or expense arising from the performance of his duty to a real estate investment trust, save only for his own willful misfeasance, willful malfeasance or gross negligence.

     Article Sixteen of Camden Property Trust's (the "Company's") Amended and Restated Declaration of Trust provides that the Company shall indemnify officers and trust managers, as set forth below:

          (a) The Company shall indemnify, to the extent permitted by Texas law in accordance with the Company's Bylaws, every person who is or was a trust manager or officer of the Company or its corporate predecessor and any person who is or was serving at the request of the Company or its corporate predecessor as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise with respect to all costs and expenses incurred by such person as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named above in this paragraph.

          (b) If the indemnification provided in paragraph (a) is either (i) insufficient to cover all costs and expenses incurred by any person named in such paragraph as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named in such paragraph or (ii) not permitted by Texas law, the Company shall indemnify, to the fullest extent that indemnification is permitted by Texas law, every person who is or was a trust manager or officer of the Company or its corporate predecessor and any person who is or was serving at the request of the Company or its corporate predecessor as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise with respect to all costs and expenses incurred by such person as a result of such person being made or threatened to be made a defendant or respondent in a proceeding by reason of his holding or having held a position named above in this paragraph.

     The Company's Bylaws provide that the Company may indemnify any trust manager or officer of the Company who was, is or is threatened to be made a party to any suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, because the person is or was a trust manager, officer, employee or agent of the Company, or is or was serving at the request of the Company in the same or another capacity in another corporation or business association, against judgments, penalties, fines, settlements and reasonable expenses actually incurred if it is determined that the person: (i) conducted himself in good faith, (ii) reasonably believed that, in the case of conduct in his official capacity, his conduct was in the best interests of the Company, and that, in all other cases, his conduct was at least not opposed to the best interests of the Company, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; provided that, if the person is found liable to the Company, or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (A) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (B) will not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the Company.

ITEM 16. EXHIBITS

     4.1  Amended and Restated Declaration of Trust, as amended (filed as
          Exhibit 3.1 to Camden Property Trust's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 1-12110) and incorporated herein by reference)

     4.2  Second Amended and Restated Bylaws of the Company (filed as Exhibit
          3.1 to Camden Property Trust's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12110) and incorporated herein by reference)

     4.3 Specimen certificate for Common Shares (filed as Exhibit 4.1 to Camden Property Trust's Registration Statement on Form S-11 filed September 15, 1993 (No. 33-68736) and incorporated herein by reference)

     4.4 Form of Statement of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Shares of Beneficial Interest (filed as Exhibit 4.1 to Camden Property Trust's Registration Statement on Form S-4 filed February 6, 1998 (No. 333-45817) and incorporated herein by reference)

    *5.1 Opinion of Locke Liddell & Sapp LLP as to the legality of the securities being registered

   **8.1  Opinion of Locke Liddell & Sapp LLP as to certain tax matters

   *23.1  Consent of Deloitte & Touche LLP

    23.2  Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1 hereto)

    23.3  Consent of Locke Liddell & Sapp LLP (included in Exhibit 8.1 hereto)

    24.1  Power of Attorney (included on signature page)

   *99.1 Form of Registration Rights Agreement, dated as of April 6, 1998, by and among Oasis Residential, Inc., ISCO and IFT Properties, Ltd.

   *99.2 Form of Registration Rights Agreement, dated as of April 2, 1998, by and between Oasis Residential, Inc. and Merrill Lynch International Private Finance Limited

    99.3 Contribution Agreement, dated as of October 23, 1998, by and among Oasis Residential, Inc., Costa Mesa Partners, LLC, ISCO, IFT Properties, Ltd, Edward Israel and Robert Cohen (filed as Exhibit
          10.58 to Oasis Residential, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12428) and incorporated herein by reference)

    99.4 Amended and Restated Limited Liability Company Agreement of Oasis Martinique, LLC, dated as of October 23, 1998, by and among Oasis Residential, Inc. and the persons named therein (filed as Exhibit
          10.59 to Oasis Residential, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12428) and incorporated herein by reference)

    99.5 Exchange Agreement, dated as of October 23, 1998, by and among Oasis Residential, Inc., Oasis Martinique, LLC and the holders listed thereon (filed as Exhibit 10.60 to Oasis Residential, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12428) and incorporated herein by reference)

----------

*   Filed herewith.
**  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
          Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trust managers, directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 of this Registration Statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than in payment by the registrant of expenses incurred or paid by a trust manager, director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted against the registrant by such trust manager, director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 7th of January, 1999.


                              CAMDEN PROPERTY TRUST



                              By: /s/ G. Steven Dawson
                                 -----------------------------------
                                 G. Steven Dawson
                                 Senior Vice President-Finance, Chief Financial Officer, Treasurer and Assistant Secretary


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard J. Campo, D. Keith Oden and G. Steven Dawson, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him, and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file this Registration Statement under the Securities Act of 1933, as amended, and any or all amendments (including, without limitation, post-effective amendments), with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                                  Title                              Date

/s/ Richard J. Campo          Chairman of the Board of Trust Managers and      January 7, 1999
----------------------        Chief Executive Officer
Richard J. Campo              (Principal Executive Officer)

/s/ D. Keith Oden             President, Chief Operating Officer and Trust     January 7, 1999
----------------------        Manager
D. Keith Oden

/s/ G. Steven Dawson          Senior Vice President-Finance, Chief             January 7, 1999
----------------------        Financial Officer, Treasurer and Assistant
G. Steven Dawson              Secretary
                              (Principal Financial and Accounting Officer)

/s/ William R. Cooper         Trust Manager                                    January 7, 1999
-----------------------
William R. Cooper

/s/ George R. Hrdlicka        Trust Manager                                    January 7, 1999
-----------------------
George R. Hrdlicka

/s/ Lewis A. Levey            Trust Manager                                    January 7, 1999
-----------------------
Lewis A. Levey

/s/ F. Gardner Parker         Trust Manager                                    January 7, 1999
-----------------------
F. Gardner Parker

/s/ Steven A. Webster         Trust Manager                                    January 7, 1999
-----------------------
Steven A. Webster

/s/ Scott S. Ingraham         Trust Manager                                    January 7, 1999
-----------------------
Scott S. Ingraham

                                  EXHIBIT INDEX

Exhibit
Number
-------

  4.1   Amended and Restated Declaration of Trust, as amended (filed as
        Exhibit 3.1 to Camden Property Trust's Annual Report on Form 10-K for the year ended December 31, 1993 (File No. 1-12110) and incorporated herein by reference)

  4.2 Second Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to Camden Property Trust's Annual Report on Form 10-K for the year ended
        December 31, 1997 (File No. 1-12110) and incorporated herein by reference)

  4.3   Specimen certificate for Common Shares (filed as Exhibit 4.1 to Camden
        Property Trust's Registration Statement on Form S-11 filed September
        15, 1993 (No. 33-68736) and incorporated herein by reference)

  4.4   Form of Statement of Designation, Preferences and Rights of Series A
        Cumulative Convertible Preferred Shares of Beneficial Interest (filed as Exhibit 4.1 to Camden Property Trust's Registration Statement on
        Form S-4 filed February 6, 1998 (No. 333-45817) and incorporated herein by reference)

 *5.1 Opinion of Locke Liddell & Sapp LLP as to the legality of the securities being registered

**8.1   Opinion of Locke Liddell & Sapp LLP as to certain tax matters

*23.1   Consent of Deloitte & Touche LLP

 23.2   Consent of Locke Liddell & Sapp LLP (included in Exhibit 5.1 hereto)

 23.3   Consent of Locke Liddell & Sapp LLP (included in Exhibit 8.1 hereto)

 24.1   Power of Attorney (included on signature page)

*99.1 Form of Registration Rights Agreement, dated as of April 6, 1998, by and among Oasis Residential, Inc., ISCO and IFT Properties, Ltd.

*99.2 Form of Registration Rights Agreement, dated as of April 2, 1998, by and between Oasis Residential, Inc. and Merrill Lynch International Private
        Finance Limited

 99.3 Contribution Agreement, dated as of October 23, 1998, by and among Oasis Residential, Inc., Costa Mesa Partners, LLC, ISCO, IFT
        Properties, Ltd, Edward Israel and Robert Cohen (filed as Exhibit
        10.58 to Oasis Residential, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12428) and incorporated herein by reference)

 99.4   Amended and Restated Limited Liability Company Agreement of Oasis
        Martinique, LLC, dated as of October 23, 1998, by and among Oasis
        Residential, Inc. and the persons named therein (filed as Exhibit 10.59 to Oasis Residential, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12428) and incorporated herein by reference)

 99.5   Exchange Agreement, dated as of October 23, 1998, by and among Oasis
        Residential, Inc., Oasis Martinique, LLC and the holders listed thereon (filed as Exhibit 10.60 to Oasis Residential, Inc.'s Annual
        Report on Form 10-K for the year ended December 31, 1997 (File No.
        1-12428) and incorporated herein by reference)

------------

*   Filed herewith.
**  To be filed by amendment.